Exhibit 99.1

Kaixin Auto Holdings Announces Appointment of New Auditor

BEIJING, Dec. 11, 2020 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced the appointment of Marcum Bernstein & Pinchuk LLP ("MarcumBP") as its independent registered public accounting firm, effective December 9, 2020.

The appointment of MarcumBP was made after a careful and thorough evaluation process and has been approved by Kaixin's board and audit committee.

MarcumBP will replace KPMG Huazhen LLP ("KPMG") as Kaixin's independent registered public accounting firm. Kaixin's decision to change its auditor was not the result of any disagreement between Kaixin and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Kaixin Auto Holdings

Tel: +86 (10) 8448-1818

Email: ir@kaixin.com